CONFIDENTIAL—NOT FOR DISTRIBUTION—FOR INTERNAL USE ONLY

Contact:
Rick Stewart Chief Executive Officer Amarin Corporation plc Phone: +44 (0) 207 907 2440 investor.relations@amarincorp.com	Ian Garland Chief Financial Officer Amarin Corporation plc Phone +44 (0) 207 907 2444 investor.relations@amarincorp.com

AMARIN CORPORATION ANNOUNCES LETTER OF INTENT TO SELL
CERTAIN ASSETS TO VALEANT PHARMACEUTICALS INTERNATIONAL

—Transaction is subject to definitive documentation, approvals and consents—

LONDON, United Kingdom, February 2nd, 2004 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has entered into a letter of intent for the sale of certain of its assets, including Amarin Pharmaceuticals Inc and the majority of Amarin’s marketed and development product portfolio, to Valeant Pharmaceuticals International (Valeant) (NYSE: VRX). Completion of the transaction remains subject to a number of contingencies, including entering into a definitive agreement, final approval by the parties’ boards of directors and the consents of any necessary third parties. Amarin and Valeant have received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Further details and financial terms are not being announced at this time, pending definitive agreements.

“We are very pleased to have entered into this nonbinding letter of intent with Valeant, a world-class pharmaceutical company, and are working actively with Valeant to document an agreement” said Rick Stewart, chief executive officer of Amarin. “While receiving early termination of the HSR waiting period satisfies one contingency, we cannot assure that a transaction will be completed. We look forward to providing updates as the transaction progresses” concluded Mr. Stewart.

Amarin has previously announced that it is actively engaged in efforts to sell assets in order to satisfy its obligations, and has recently restructured and extended its outstanding debt to Elan Corporation, plc to provide for an extension to not later than March 31, 2004 for that payment. Amarin has retained SG Cowen, investment bankers, as its advisors in the divestiture.

Amarin Corporation, plc is a specialty pharmaceutical company focused on neurology. Amarin has nine pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar™ (selegiline orally disintegrating tablets), for Parkinson’s disease, and LAX-101, a proprietary compound for Huntington’s Disease.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation’s Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.